UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October 2019

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated October 25, 2019 along with the Press Release.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: October 25, 2019

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	October 25, 2019

Intimation of outcome of Board Meeting under Regulations 30 and 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”)

With further reference to our filing dated October 18, 2019 and in accordance with Regulation 30 read with Schedule III of the SEBI Listing Regulations, we have to inform you that the Board at their Meeting held today, has approved and taken on record the Audited Standalone Financial Results along with Auditor’s Report and the Unaudited Consolidated Financial Results along with Limited Review Report, for the second quarter ended September 30, 2019, pursuant to Regulation 33 of the SEBI Listing Regulations. The Press Release along with the said Financial Results and the said Auditor’s Reports are as enclosed herewith.

These results and the Press Release are being made available on the Company’s website at www.tatamotors.com/investor/results-press-releases/.

The Meeting commenced at 2:10 p.m. and concluded at 4:25 p.m.

News Release - 2	October 25, 2019

CONTENTS OF THE PRESS RELEASE

Key Highlights of the Results: Q2‘20

Tata Motors Group

•	JLR performance improves

•	Sharp market decline in India

•	Benefits from China recovery and Project Charge offset by M&HCV decline & India stock reduction

•	Q2’20: Volumes at 242K down 25%; Revenue ₹65.4 KCr down 9%

•	EBITDA margin at 12.4%(+250bps); EBIT margin at 3.8% (+210bps)

•	PBT at ₹621Cr vs ₹(823)Cr in Q2’19

Jaguar Land Rover: Performance improves - continued recovery in China, Project Charge delivers

•	Q2’20: Revenue £6 B (+8%);

•	EBITDA margin at 13.8% (amongst the highest in last 16 quarters); EBIT margin at 4.8%

•	PBT £156M

•	Project Charge on track to achieve £2.5B of cash and profit improvements with £2.2B achieved to date.

•	The all new Defender launched. An icon reimagined for the 21st century

•	£625 m UKEF-backed facility completed in October

Tata Motors (Standalone incl JO): Turnaround 2.0 – Managing the slowdown by doing it right

•	Sharp decline in both PV and CV markets

•	Q2’20: Revenue 10 KCr (down 44%); PBT ₹ (1,270) Cr impacted primarily by MHCV decline of 59%

•	Focus on securing ecosystem viability and retail acceleration

•	CV (Dom) retails higher by 26%(vs wholesales), PV(Dom) retails higher by 19%(vs wholesales)

•	System stock reduced by ₹3400Cr

Funding plans –

•	The Board of Directors of TML approve a preferential allotment of ordinary shares and warrants to the promoter, Tata Sons, for an aggregate consideration of ~₹6,500Cr subject to shareholder approval.

•	This strong support from Tata Sons, will benefit all shareholders by allowing the business to focus on the long-term strategy, reduce debt levels and provide rating support to the TML Group.

JLR performance improves; Market slowdown impacts India

•	Benefits from China recovery and Project Charge offset by M&HCV decline and India stock reduction

•	Q2’20: Revenue 65.4 KCr; PBT ₹ 621 Cr

MUMBAI, OCTOBER 25, 2019: TATA MOTORS LTD ANNOUNCED ITS RESULTS FOR THE QUARTER ENDING SEPTEMBER 30, 2019.

Q2 FY20	CONSO (₹ CR IND AS)		JLR (£M, IFRS)		TML (S) (₹CR, IND AS)
	Q2 FY’20	Vs. PY	Q2 FY’20	VS. PY	Q2 FY’20	Vs. PY
Net Revenue	65,432	(9%)	6,086	8%	10,000	(44)%
EBITDA (%)	12.4	250 bps	13.8	480 bps	(2.2)	(1090 bps)
EBIT (%)	3.8	210 bps	4.8	560 bps	(9.8)	(1430 bps)
PBT	621	—	156	—	(1,270)	—

H1 FY20
Net Revenue	126,899	(8%)	11,160	3%	23,352	(32%)
EBITDA (%)	9.4	70 bps	9.4	180 bps	2.9	(570 bps)
EBIT (%)	0.7	20 bps	0.2	240 bps	(3.7)	(800 bps)
PBT	(2,617)	—	(239)	—	(1,318)	—

JAGUAR LAND ROVER (JLR)-Q2FY 20	TATA MOTORS (STANDALONE, INCL JO)-Q2FY 20

•  Retails (incl CJLR) down 0.7% to 128,953 units; Wholesales (incl CJLR) up 2.9% to 134,489 in Q2FY20.

•  Net Revenue up 8% to £6B

•  EBIT at 4.8%, better wholesales, China growth, lower operating costs, D&A and favourable Forex

•  PBT at £ 156m

•  Investments: £841m in products and technologies

•  Free Cash Flows of £(64m), 559better than Q2 FY19 on higher profitability and lower investment spending

•  Wholesales down 44.1% to 106,349 units. CV down 41.2%, PV down 51.3%; Wholesale (Dom) down 45.1%, Retails down 26.9%

•  Net Revenue down 44% to ₹10K Cr

•  EBIT at (9.8)%, M&HCV volume down 59%, adverse mix and negative operating leverage

•  PBT at ₹(1,270)Cr,

•  Investments: ₹1,202 Cr in products and technologies.

•  Free cash flows of ₹ (1,722) Cr. Stocks and Debtors improve. Creditors impacted by lower volumes

Jaguar Land Rover improved its performance this quarter and delivered a well-rounded performance. In particular, the improvement in China on the back of better operational metrics is reassuring. Project Charge is well ahead of plans and has delivered £2.2B so far. The product offensive continued with the launch of the New Defender which has received an excellent response. However, the market remains challenging due to a multitude of factors and in this context, we are focused on leveraging our strong brands and exciting product portfolio to improve our revenue growth while rigorously executing our cost and cash improvement plans.

In India, the auto industry witnessed a sharp decline in both Commercial and Passenger Vehicles resulting in a disappointing break to the rhythmic delivery of our Turnaround journey of the last two years. The profitability was impacted by adverse mix from the steep decline in M&HCV volumes and loss of operating leverage as we proactively focused on retails and reduced system stocks to secure dealer viability. Though the near-term market situation is fluid, we are optimistic on the medium-term outlook of this market and will continue to drive our Turnaround strategy and transition seamlessly to BSVI.

As we strengthen our internal capabilities, we remain confident of delivering competitive, consistent and cash accretive growth.

JAGUAR LAND ROVER

BUSINESS HIGHLIGHTS

•	Strong demand for new Range Rover Evoque and Range Rover Sport with the launches of the new Jaguar XE and Land Rover Discovery Sport rolling out

•	Revealed New Land Rover Defender, the toughest and most capable Land Rover; customer deliveries to begin from spring 2020

•	Unveiled the advanced product creation centre at Gaydon, UK

•	Company on track to achieve £2.5 billion cost and cash flow improvement target by end March 2020

FINANCIALS

Revenue increased 8.0% year-on-year to £6.1 billion, driven by higher wholesales (up 2.9%) and favourable product mix. While total retail sales were down slightly (-0.7%), performance in China improved sharply, up 24.3%. Global retail sales of the new Range Rover Evoque were up 54.6%, the Range Rover Sport up 17.5% and Jaguar I-PACE retails were up 2,593 units.

Jaguar Land Rover generated pre-tax profits of £156 million in the quarter, £246 million better year-on-year. The improvement reflects favourable wholesale volume and mix, operating costs, depreciation and amortization, and foreign exchange. Profit margins were also significantly improved with an EBIT margin of 4.8% and an EBITDA margin of 13.8%.

The company’s Project Charge transformation programme contributed £162 million of cost improvement and £285 million reduction in investment spending in the quarter. With £2.2 billion efficiencies achieved to date, Jaguar Land Rover remains on track to achieve the full targeted £2.5 billion by 31 March 2020 and further improvements beyond then.

Free cash flow was negative £64 million for the quarter, a £559 million year-on-year improvement. This progress reflects the better profitability and a £154 million decrease in investment spending to £841 million for the period. At quarter end, Jaguar Land Rover had cash of £2.85 billion and a £1.9 billion undrawn credit facility. Since then, the company has completed a £625 million five-year amortizing loan facility backed by a £500 million guarantee from UK Export Finance (UKEF) and signed a new £100 million working capital facility for fleet buybacks.

For the financial year ending 31 March 2020, Jaguar Land Rover continues to expect year-on-year improvement and to target a 3-4% EBIT margin with cash flow increased over last year.

Prof. Dr. Ralf Speth, JLR Chief Executive commented, “Jaguar Land Rover has returned to profitability and revenue growth. This is testament to the fundamental strength of our business, our award-winning products, new technologies and operating efficiencies. We were one of the first companies in our sector to address the challenges facing our industry. As such, it is encouraging to see the impact of our Project Charge transformation programme and improvement initiatives in the China market start to come through in our results. Our people have responded very positively to the challenging circumstances over the past year. The improved performance this quarter reflects their ongoing passion and determination. Looking forward, we will continue our product offensive, broadening our range of electrified vehicles on the journey towards our Destination Zero future.”

TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

BUSINESS HIGHLIGHTS

•	Growth continues to be impacted by subdued demand, higher axle loads, liquidity stress, low freight availability for cargo operators and general economic slowdown

•	Turnaround 2.0: Focused on securing ecosystem viability and improving retail growth.

•	System stock reduced by ₹3.4KCr (TML + Dealership)

•	CV (Dom) retails higher by 26%(vs wholesales), PV(Dom) retails higher by 19% (vs wholesales)

•	CV EBITDA margins impacted due to adverse mix and negative operating leverage. PV EBITDA impacted by negative operating leverage.

FINANCIALS

In Q2FY‘20 wholesales (including exports) decreased 44.1% to 106,349 units. In the domestic market, M&HCV trucks de-grew 58.5%, ILCV trucks de-grew 32.7%, SCV & Pick Ups de-grew 32.5% and CV Passenger de-grew by 42.2%. Domestic PV volumes were down 51.8%.

Revenue for the quarter decreased 44% to ₹ 10KCr, Pre-tax loss at 1,270 Cr (against pre-tax profit of ₹ 150Cr in Q2FY 19) due to adverse mix from M&HCV volume decline, stock correction and negative operating leverage.

Free Cash flows for the quarter was ₹(1,722) Cr an improvement over the previous quarter with reductions in inventory and debtors offset by lower creditors.

Guenter Butschek, CEO and MD, Tata Motors, said “The Industry has been grappling with a long and sharp slowdown. Growth continues to be impacted by subdued demand, higher capacity from the new axle load norms, liquidity stress, low freight availability, weak consumer sentiment and general economic slowdown. The sharp market decline over the last few months has impacted our Q2 performance as well which is disappointing. With the onset of festive season, we are seeing initial green shoots this month with better retails in Passenger Vehicles. We hope that the slew of measures announced by the government so far, as well as their commitments to front end significant infrastructure investments, introduce a scrappage policy and ensure adequate liquidity to MSMEs will improve the situation in the coming months.

We are better prepared to tide over the current market challenges with proactive stock reductions, focus on retail acceleration and a deep commitment to the Turnaround journey. We remain agile to tap the potential demand rebound and are focused on achieving a smooth transition to BSVI for TML and our partners while providing world class BSVI solutions to our customers.”

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹609 Cr to ₹1,835 Cr during Q2FY’20 vs prior year due to higher borrowings as compared to Q2 FY’19

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the quarter, net loss from joint ventures and associates amounted to ₹363 Cr compared with profit of ₹86 Cr in prior year. Other income (excluding grants) was ₹199 Cr versus ₹240 Cr in the prior year.

FREE CASH FLOWS

Free cash flow (automotive) in the quarter, was negative ₹(1.5)K Cr (as compared to negative ₹(4.4)K Cr in Q2 FY 19) reflecting cash out flow primarily at TML on account of challenging market conditions.

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	October 25, 2019

Auditors Report (Consolidated)

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Unaudited Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (“the Parent”) and its subsidiaries (the Parent (including its joint operations) and its subsidiaries together referred to as ‘the Group’), and its share of the net loss after tax and total comprehensive loss of its associates and joint ventures for the quarter ended 30 September 2019 and year to dated results for the period from 1 April 2019 to 30 September 2019 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Unaudited Consolidated Year-to-Date Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

6.

We did not review the interim financial statements / financial information / financial results of one joint operation included in the standalone audited interim financial statements / financial information / financial results of the Parent, whose results reflect total assets of Rs. 6,088.89 crores as at 30 September 2019 and total revenues of Rs. 1,142.36 crores and Rs. 2,900.85 crores, total net profit after tax of Rs. 36.04 crores and Rs. 128.06 crores and total comprehensive income of Rs. 35.88 crores and Rs. 127.40 crores for the quarter ended 30 September 2019 and for the period from 1 April 2019 to 30 September 2019, respectively, and cash inflows (net) of Rs. 25.38 crores for period from 1 April 2019 to 30 September 2019, as considered in the standalone audited interim financial statements / financial information / financial results of the Parent. The interim financial statements / financial information / financial results of this joint operation have been audited by other auditor whose report has been furnished to us, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

We did not review the interim financial statements / financial information / financial results of 69 step-down subsidiaries included in the Statement, whose interim financial statements / financial information / financial results reflect total assets of Rs. 207,582.90 crores as at 30 September 2019 and total revenues of Rs. 53,269.09 crores and Rs. 99,399.18 crores, total net profit/(loss) after tax (net) of Rs. 1,236.49 crores and Rs. (2,116.07) crores and total comprehensive loss (net) of Rs. 433.16 crores and Rs. 3,651.39 crores, for the quarter ended 30 September 2019 and for the period from 1 April 2019 to 30 September 2019, respectively, and cash outflows (net) of Rs. 5,319.31 crores for the period from 1 April 2019 to 30 September 2019, as considered in the consolidated unaudited financial results. The consolidated unaudited financial results also includes the Group’s share of net loss after tax (net) of Rs. 368.15 crores and Rs. 616.90 crores and total comprehensive loss (net) of Rs. 365.27 crores and Rs. 614.28 crores, for the quarter ended 30 September 2019 and for the period from 1 April 2019 to 30 September 2019, respectively, as considered in the Statement, in respect of four associates and one joint venture, whose interim financial statements / financial information / financial results have not been reviewed by us. These interim financial statements / financial information / financial results have been reviewed by other auditors whose reports have been furnished to us by the management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these step-down subsidiaries, associates and joint venture, is based solely on the report of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Of the 69 step-down subsidiaries listed above, the financial statements / financial information / financial results of two step-down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been reviewed by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted these financial statements / financial information / financial results from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Parent’s management and reviewed by us.

Our conclusion on the Statement is not modified in respect of the above matters.

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Unaudited Consolidated Year-to-Date Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

7.

The Statement includes the interim financial statements / financial information / financial results of eight subsidiaries and twelve step-down subsidiaries which have not been reviewed / audited, whose interim financial statements / financial information / financial results reflect total assets of Rs. 19,574.49 crores as at 30 September 2019 and total revenues of Rs. 376.35 crores and Rs. 947.97 crores, total net profit/(loss) after tax (net) of Rs. (82.49) crores and Rs. 128.43 crores and total comprehensive income/(loss) (net) of Rs. (82.59) crores and Rs 128.09 crores for the quarter ended 30 September 2019 and for the period from 1 April 2019 to 30 September 2019, respectively, and cash outflows (net) of Rs. 766.53 crores for period from 1 April 2019 to 30 September 2019, as considered in the Statement. The Statement also includes the Group’s share of net profit/(loss) (net) after tax of Rs. (1.50) crores and Rs. 2.50 crores and total comprehensive income/(loss) (net) of Rs. (1.50) crores and Rs. 2.50 crores for the quarter ended 30 September 2019 and for the period from 1 April 2019 to 30 September 2019, respectively, as considered in the consolidated unaudited financial results, in respect of five associates and two joint ventures, based on their interim financial statements/ financial information / financial results which have not been reviewed / audited. According to the information and explanations given to us by the management, these interim financial statements / financial information / financial results are not material to the Group.

Our conclusion on the Statement is not modified in respect of the above matter.

8.	The impact of uncertainties due to United Kingdom (UK) exiting the European Union on our review

In respect of a material step-down subsidiary with significant operations in UK, the financial statements/financial information/financial results of which has been reviewed by another auditor, we report the uncertainties related to the effects of Brexit, relevant to understanding of our review of the consolidated unaudited financial results. Brexit is one of the most significant economic events for the UK, and at the date of this report its effects are subject to unprecedented levels of uncertainty of outcomes, with the full range of possible effects unknown. A review cannot be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to Brexit.

Our conclusion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Vijay Mathur
Partner
Mumbai	Membership No: 046476
25 October 2019	UDIN: 19046476AAAADH5239

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Unaudited Consolidated Year-to-Date Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 September 2019

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(A) TATA MOTORS - DIRECT SUBSIDIARIES

1	Concorde Motors (India) Limited

2	Tata Motors European Technical Centre PLC

3	Tata Motors Insurance Broking and Advisory Services Limited

4	TMF Holdings Limited

5	TML Holdings Pte. Limited

6	TML Distribution Company Limited

7	Tata Hispano Motors Carrocera S.A.

8	Tata Hispano Motors Carrocerries Maghreb SA

9	Trilix S.r.l.

10	Tata Precision Industries Pte. Limited

11	Tata Technologies Limited

12 13	Tata Marcopolo Motors Limited Brabo Robotics and Automation Limited (Incorporated with effect from 17 July 2019)

(B) TATA MOTORS - INDIRECT SUBSIDIARIES

(i) Subsidiaries of TML Holdings Pte. Ltd.

14	Tata Daewoo Commercial Vehicle Company Limited

15	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

16	Tata Motors (Thailand) Limited

17	Tata Motors (SA) (Proprietary) Limited

18	PT Tata Motors Indonesia

19	PT Tata Motors Distribusi Indonesia

20	TMNL Motor Services Nigeria Limited

21	Jaguar Land Rover Automotive plc

(ii) Subsidiaries of Jaguar Land Rover Automotive plc

22	Jaguar Land Rover Holdings Limited

(iii) Subsidiaries of Jaguar Land Rover Holdings Limited

23	Jaguar Land Rover Limited

24	Jaguar Land Rover (China) Investment Co. Ltd

25	Limited Liability Company “Jaguar Land Rover” (Russia)

(iv) Subsidiaries of Jaguar Land Rover (China) Investment Co. Ltd

26	Shanghai Jaguar Land Rover Automotive Services Company Limited

(v) Subsidiaries of Jaguar Land Rover Limited

27	Jaguar Land Rover Austria GmbH

28	Jaguar Land Rover Japan Limited

29	JLR Nominee Company Limited (dormant)

30	Jaguar Land Rover Deutschland GmbH

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

31	Jaguar Land Rover Classic Deutschland GmbH

32	Jaguar Land Rover North America LLC

33	Jaguar Land Rover Nederland BV

34	Jaguar Land Rover Portugal - Veículos e Peças, Lda.

35	Jaguar Land Rover Australia Pty Limited

36	Jaguar Land Rover Italia Spa

37	Jaguar Land Rover Korea Company Limited

38	Jaguar Land Rover Canada ULC

39	Jaguar Land Rover France, SAS

40	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

41	Jaguar Land Rover (South Africa) Holdings Limited

42	Jaguar Land Rover India Limited

43	Jaguar Land Rover Espana SL

44	Jaguar Land Rover Belux NV

45	Jaguar Cars South Africa (Pty) Limited

46	Jaguar Cars Limited

47	Land Rover Exports Limited

48	Land Rover Ireland Limited

49	The Daimler Motor Company Limited

50	Daimler Transport Vehicles Limited

51	S.S. Cars Limited

52	The Lanchester Motor Company Limited

53	Jaguar Land Rover Pension Trustees Limited

54	Jaguar Land Rover Slovakia s.r.o

55	Jaguar Land Rover Singapore Pte. Ltd.

56	Jaguar Racing Limited

57	InMotion Ventures Limited

58	Jaguar Land Rover Colombia S.A.S

59	Jaguar Land Rover Ireland (Services) Limited

60	Jaguar Land Rover Mexico, SAPi de CV

61	Jaguar Land Rover Servicios Mexico, S.A. de C.V.

62	Jaguar Land Rover Taiwan Company LTD

63	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)

64	Jaguar Land Rover Hungary KFT

65	Jaguar Land Rover Ventures Limited (incorporated on 16 May 2019)

66	Spark44 (JV) Limited

(vi) Subsidiaries of Spark44 (JV) Limited

67	Spark44 Pty. Ltd. (Sydney)

68	Spark44 GMBH (Frankfurt)

69	Spark44 LLC (LA & NYC)

70	Spark44 Shanghai Limited (Shanghai)

71	Spark44 Middle East DMCC (Dubai)

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

72	Spark44 Demand Creation Partners Limited (Mumbai)

73	Spark44 Limited (London & Birmingham)

74	Spark44 Pte Ltd (Singapore)

75	Spark44 Communication SL (Madrid)

76	Spark44 SRL (Rome)

77	Spark44 Seoul Limited (Seoul)

78	Spark44 Japan KK (Tokyo)

79	Spark44 Canada Inc (Toronto)

80	Spark44 Pty. Limited (South Africa)

81	Spark44 Taiwan Limited (Taiwan)

82	Spark44 Colombia S.A.S (Colombia)

(vii) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited

83	Jaguar Land Rover (South Africa) (Pty) Limited

(viii) Subsidiaries of InMotion Ventures Limited

84	Lenny Insurance Limited (Name Change from InMotion Ventures 1 Limited w.e.f 6 September 2019)

85	InMotion Ventures 2 Limited

86	InMotion Ventures 3 Limited

87	InMotion Ventures 4 Limited

(ix) Subsidiaries of Tata Technologies Ltd.

88	Tata Technologies Pte. Limited

89	Tata Technologies (Thailand) Limited

90	Tata Technologies Inc.

91	Tata Manufacturing Technologies (Shanghai) Co. Limited

92	INCAT International Plc.

93	INCAT GmbH

94	Tata Technologies Europe Limited

95	Escenda Engineering AB

96	Tata Technologies de Mexico, S.A. de C.V.

97	Cambric GmbH

98	Cambric Limited

99	Tata Technologies SRL Romania

(x) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)

100	Tata Motors Finance Solutions Limited

101	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017)

(C) TATA MOTORS - ASSOCIATES

102	Jaguar Cars Finance Limited

103	Synaptiv Limited

104	Cloud Car Inc

105	Drive Club Service Pte Ltd

106	Automobile Corporation of Goa Limited

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(C) TATA MOTORS - ASSOCIATES (continued)

107	Nita Company Limited

108	Tata Hitachi Construction Machinery Company Private Limited

109	Tata Precision Industries (India) Limited

110	Tata AutoComp Systems Limited

111	Loginomic Tech Solutions Private Limited

(D) TATA MOTORS - JOINT OPERATIONS

112	Tata Cummins Private Limited

113	Fiat India Automobiles Private Limited

(E) TATA MOTORS - JOINT VENTURES

114	Chery Jaguar Land Rover Automotive Company Limited

115	JT Special Vehicles Private Limited

116	Tata HAL Technologies Limited

News Release – 4	October 25, 2019

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

								(₹ in crores)
STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2019
	Particulars	Quarter ended				Six months ended		Year ended
		September 30,		June 30,	September 30,	September 30		March 31,
		2019			2018	2019	2018	2019
		Unaudited						Audited
I	Revenue from operations
	(a) Revenue		64,763.39	60,830.16	71,292.79	125,593.55	137,249.57	299,190.59
	(b) Other operating income		668.56	636.83	688.29	1,305.39	1,350.56	2,747.81
	Total Revenue from operations (a)+(b)		65,431.95	61,466.99	71,981.08	126,898.94	138,600.13	301,938.40
II	Other income (includes Government incentives)		672.56	835.99	748.22	1,508.55	1,435.23	2,965.31
III	Total Income (I + II)		66,104.51	62,302.98	72,729.30	128,407.49	140,035.36	304,903.71
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		36,403.07	39,406.68	44,921.05	75,809.75	88,138.91	182,254.45
	(ii) Basis adjustment on hedge accounted derivatives		(348.85)	(75.58)	(414.26)	(424.43)	(843.72)	(1,245.37)
	(b) Purchase of products for sale		3,049.31	3,088.81	4,608.77	6,138.12	9,059.16	13,258.83
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		1,023.99	(2,644.45)	(3,156.84)	(1,620.46)	(7,368.72)	2,053.28
	(d) Employee benefits expense		7,283.01	7,719.57	8,212.35	15,002.58	16,735.56	33,243.87
	(e) Finance costs		1,835.36	1,711.57	1,226.86	3,546.93	2,602.13	5,758.60
	(f) Foreign exchange (gain)/loss (net)		115.98	137.53	499.87	253.51	1,507.13	905.91
	(g) Depreciation and amortisation expense		5,299.57	5,111.72	5,941.20	10,411.29	11,798.33	23,590.63
	(h) Product development/Engineering expenses		1,098.72	794.00	1,068.48	1,892.72	2,019.01	4,224.57
	(i) Other expenses		14,140.18	14,289.41	15,263.09	28,429.59	29,525.93	62,238.12
	(j) Amount transferred to capital and other accounts		(4,377.97)	(4,106.92)	(5,148.12)	(8,484.89)	(10,260.98)	(19,659.59)
	Total expenses (IV)		65,522.37	65,432.34	73,022.45	130,954.71	142,912.74	306,623.30
V	Profit/(loss) before exceptional items and tax (III - IV)		582.14	(3,129.36)	(293.15)	(2,547.22)	(2,877.38)	(1,719.59)
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service cost		—	—	—	—	—	147.93
	(b) Employee separation cost		86.58	108.82	—	195.40	—	1,371.45
	(c) Provision/(reversal) for impairment of capital work-in-progress and intangibles under development (net)		(83.11)	—	93.21	(83.11)	93.21	180.97
	(d) Provision/(reversal) for cost of closure of operation of a subsidary		(51.31)	—	437.08	(51.31)	437.08	381.01
	(e) Provision for impairment in Jaguar Land Rover		—	—	—	—	—	27,837.91
	(f) Profit on sale of investment in a subsidiary company		—	—	—	—	—	(376.98)
	(g) Provision for loans given to a Joint venture		8.75	—	—	8.75	—	—
	(h) Others		—	—	—	—	—	109.27
VII	Profit/(loss) before tax (V - VI)		621.23	(3,238.18)	(823.44)	(2,616.95)	(3,407.67)	(31,371.15)
VIII	Tax expense/(credit) (net)
	(a) Current tax		274.82	439.89	550.88	714.71	1,260.95	2,225.23
	(b) Deferred tax		170.65	(243.82)	(278.98)	(73.17)	(1,404.68)	(4,662.68)
	Total tax expense/(credit) (net)		445.47	196.07	271.90	641.54	(143.73)	(2,437.45)
IX	Profit/(loss) for the period from continuing operations (VII - VIII)		175.76	(3,434.25)	(1,095.34)	(3,258.49)	(3,263.94)	(28,933.70)
X	Share of profit/(loss) of joint ventures and associates (net)		(363.46)	(245.41)	85.85	(608.87)	391.88	209.50
XI	Profit/(loss) for the period (IX + X)		(187.70)	(3,679.66)	(1,009.49)	(3,867.36)	(2,872.06)	(28,724.20)
	Attributable to:
	(a) Shareholders of the Company		(216.56)	(3,698.34)	(1,048.80)	(3,914.90)	(2,951.17)	(28,826.23)
	(b) Non-controlling interests		28.86	18.68	39.31	47.54	79.11	102.03
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit and loss		(2,081.66)	1,369.80	(1,085.06)	(711.86)	1,869.45	(4,260.75)
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit and loss		337.07	(218.07)	199.94	119.00	(330.55)	697.41
	(B) (i) Items that will be reclassified to profit and loss		(269.01)	(2,700.42)	6,045.25	(2,969.43)	1,525.20	(2,016.01)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		(5.47)	150.48	(313.51)	145.01	153.16	3.58
	Total other comprehensive income/(loss)		(2,019.07)	(1,398.21)	4,846.62	(3,417.28)	3,217.26	(5,575.77)
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)		(2,206.77)	(5,077.87)	3,837.13	(7,284.64)	345.20	(34,299.97)
	Attributable to:
	(a) Shareholders of the Company		(2,234.39)	(5,089.52)	3,781.19	(7,323.91)	248.61	(34,401.73)
	(b) Non-controlling interests		27.62	11.65	55.94	39.27	96.59	101.76
XIV	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.22	679.22	679.22	679.22
XV	Reserves excluding revaluation reserves (as per Balance Sheet of previous accounting year)							59,477.47
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(0.64)	(10.89)	(3.09)	(11.53)	(8.69)	(84.89)
	(ii) Diluted EPS	₹	(0.64)	(10.89)	(3.09)	(11.53)	(8.69)	(84.89)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(0.64)	(10.89)	(3.09)	(11.53)	(8.69)	(84.89)
	(ii) Diluted EPS	₹	(0.64)	(10.89)	(3.09)	(11.53)	(8.69)	(84.89)
			Not annualised

Statement of Consolidated Assets and Liabilities

					(₹ in crores)
				As at September 30,	As at March 31,
				2019	2019
				Unaudited	Audited
I.	ASSETS
	(1)	Non-current assets
		(a)	Property, plant and equipment	71,085.59	72,619.86
		(b)	Capital work-in-progress	9,303.97	8,538.17
		(c)	Right to use assets	6,465.82	—
		(d)	Goodwill	739.19	747.87
		(e)	Other intangible assets	35,129.56	37,866.74
		(f)	Intangible assets under development	27,417.68	23,345.67
		(g)	Investment in equity accounted investees	4,563.82	4,743.38
		(h)	Financial assets:
			(i) Other investments	1,303.65	1,497.51
			(ii) Finance receivables	21,395.28	22,073.17
			(iii) Loans and advances	410.16	407.42
			(iv) Other financial assets	3,678.38	2,809.18
		(i)	Deferred tax assets (net)	5,473.91	5,151.11
		(j)	Non-current tax assets (net)	1,061.95	1,024.56
		(k)	Other non-current assets	2,255.43	2,938.73

				190,284.39	183,763.37

	(2)	Current assets
		(a)	Inventories	39,247.71	39,013.73
		(b)	Investment in equity accounted investees (held for sale)	—	591.50
		(c)	Financial assets:
			(i) Other investments	6,182.16	8,938.33
			(ii) Trade receivables	14,952.82	18,996.17
			(iii) Cash and cash equivalents	18,350.00	21,559.80
			(iv) Bank balances other than (iii) above	9,536.04	11,089.02
			(v) Finance receivables	9,969.00	11,551.52
			(vi) Loans and advances	1,061.05	1,268.70
			(vii) Other financial assets	3,557.62	3,213.56
		(d)	Current tax assets (net)	175.60	184.37
		(e)	Assets classified as held-for-sale	176.80	162.24
		(f)	Other current assets	6,734.61	6,862.22

				109,943.41	123,431.16

			TOTAL ASSETS	300,227.80	307,194.53

II.	EQUITY AND LIABILITIES
		Equity
		(a)	Equity Share capital	679.22	679.22
		(b)	Other Equity	51,574.88	59,500.34

			Equity attributable to owners of Tata Motors Ltd	52,254.10	60,179.56
			Non-controlling interests	622.07	523.06

				52,876.17	60,702.62

		Liabilities
	(1)	Non-current liabilities
		(a)	Financial liabilities:
			(i) Borrowings and lease liabilities	73,919.69	70,973.67
			(ii) Other financial liabilities	2,975.85	2,792.71
		(b)	Provisions	12,567.38	11,854.85
		(c)	Deferred tax liabilities (net)	1,413.84	1,491.04
		(d)	Other non-current liabilities	15,299.78	13,922.21

				106,176.54	101,034.48

(2)	Current liabilities
	(a)	Financial liabilities:
		(i)	Borrowings	21,545.39	20,150.26
		(ii)	Trade payables
			(a) Total outstanding dues of micro and small enterprises	118.68	130.69
			(b) Total outstanding dues of creditors other than micro and small enterprises	59,969.89	68,382.84
		(iii)	Acceptances	2,140.59	3,177.14
		(iv)	Other financial liabilities	39,314.29	32,855.65
	(b)	Provisions		9,405.19	10,196.75
	(c)	Current tax liabilities (net)		886.64	1,017.64
	(d)	Other current liabilities		7,794.42	9,546.46

				141,175.09	145,457.43

		TOTAL EQUITY AND LIABILITIES		300,227.80	307,194.53

Statement of Unaudited Consolidated Cash Flows

		(₹ in crores)
	For six months ended September 30,		Year ended March 31,
	2019	2018	2019
	Unaudited		Audited
Cash flows from operating activities:
Profit/(Loss) for the year	(3,867.36)	(2,872.06)	(28,724.20)
Adjustments for:
Depreciation and amortisation expense	10,411.29	11,798.33	23,590.63
Allowances for finance receivables	339.24	78.40	320.24
Allowances for trade and other receivables	30.30	136.96	214.19
Inventory write-down	268.95	269.27	608.63
Defined benefit pension plan amendment past service cost	—	—	147.93
Employee separation cost	114.50	—	1,367.22
Provision/(reversal) for impairment of capital work in progress and intangibles under development	(83.11)	93.21	—
Provision/(Reversal) for costs of closure of operations of a subsidiary company	(51.31)	437.08	381.01
Provision for loan given to a Joint venture	8.75	—	—
Provision for impairment in Jaguar Land Rover	—	—	27,837.91
Profit on sale of investment in a subsidiary	—	—	(376.98)
Exceptional items- Others	—	—	109.27
Marked-to-market on investments measured at Fair value through profit or loss	196.10	(69.33)	(238.54)
Loss on sale of assets (including assets scrapped/written off) (net)	415.72	332.21	1,106.56
Profit on sale of investments (net)	(74.71)	(58.10)	(128.61)
Gain on fair value of below market interest loans	—	—	(13.37)
Share of (profit)/loss of joint ventures and associates (net)	608.87	(391.88)	(209.50)
Tax expense (net)	641.54	(143.73)	(2,437.45)
Finance costs	3,546.93	2,602.13	5,758.60
Interest income	(591.32)	(317.18)	(786.46)
Dividend income	(20.89)	(16.74)	(17.28)
Foreign exchange (gain)/loss (net)	(645.70)	808.24	252.63

Cash flows from operating activities before changes in following assets and liabilities	11,247.79	12,686.81	28,762.43
Finance receivables	1,960.91	(4,609.80)	(10,063.79)
Trade receivables	3,556.40	2,274.27	954.70
Loans and advances and other financial assets	144.34	82.39	230.13
Other current and non-current assets	(593.44)	(883.53)	294.88
Inventories	(1,759.91)	(8,234.80)	2,068.64
Trade payables and acceptances	(7,792.98)	(8,123.87)	(4,683.69)
Other current and non-current liabilities	266.07	(816.49)	4,365.55
Other financial liabilities	680.37	165.79	(30.01)
Provisions	(1,412.12)	2,051.82	(348.66)

Cash generated from operations	6,297.43	(5,407.41)	21,550.18
Income tax paid (net)	(702.42)	(1,800.58)	(2,659.43)

Net cash from/(used in) operating activities	5,595.01	(7,207.99)	18,890.75

Cash flows from investing activities:
Payments for property, plant and equipment	(6,810.62)	(9,419.27)	(17,419.55)
Payments for other intangible assets	(7,719.28)	(9,853.22)	(17,883.97)
Proceeds from sale of property, plant and equipment	19.10	23.04	67.23
Investments in Mutual Fund (purchased)/sold (net)	2,882.08	3,780.69	5,639.02
Loan given to a Joint venture	—	(3.75)	(3.75)
Investment in equity accounted investees	(1.70)	(20.99)	(9.31)
Investments—others	(45.66)	(12.40)	(130.01)
Loan given to others	—	—	(3.42)
Proceeds from sale of investments in a subsidiary company	—	—	532.96
Proceeds from sale of investments in other companies	5.28	5.57	5.18
Interest received	561.71	293.13	760.52
Dividend received	19.75	16.74	17.28
Dividend received from equity accounted investees	14.26	212.16	214.98
Increase in short term Inter-corporate deposits	(6.67)	(6.50)	(1.98)
Deposits with financial institution	(250.00)	—	(500.03)
Realisation of deposit with financial institution	250.00	—	—
Deposits/restricted deposits with banks	(12,626.20)	(11,411.60)	(24,331.07)
Realisation of deposits/restricted deposits with banks	13,657.67	23,345.62	33,342.59
Payments for acquisition of minority stake of subsidiary	—	—	(7.76)

Net cash used in investing activities	(10,050.28)	(3,050.78)	(19,711.09)

Cash flows from financing activities:
Proceeds from long-term borrowings	7,264.48	12,401.47	26,101.86
Repayment of long-term borrowings	(3,247.22)	(4,936.70)	(13,345.89)
Proceeds from derivatives of long-term borrowings	143.71	—	—
Proceeds from short-term borrowings	6,228.35	21,282.69	20,112.46
Repayment of short-term borrowings	(16,339.85)	(22,149.61)	(21,852.13)
Payments towards Right to use Assets	(653.09)	—	—
Net change in other short-term borrowings (with maturity up to three months)	11,582.12	4,832.25	4,913.90
Dividend paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)	(46.38)	(36.25)	(94.74)
Interest paid [including discounting charges paid ₹641.61 crores (September 30, 2018 ₹585.52 crores,March 31, 2019 ₹1,201.20 crores)]	(3,614.88)	(3,191.50)	(7,005.09)

Net cash from/(used in) financing activities	1,317.24	8,202.35	8,830.37

Net increase/(decrease) in cash and cash equivalents	(3,138.03)	(2,056.42)	8,010.03
Cash and cash equivalents as at April 01, (opening balance)	21,559.80	14,716.75	14,716.75
Reversal of/(Classified as) held for sale	—	(150.04)	243.94
Effect of foreign exchange on cash and cash equivalents	(71.77)	232.93	(1,410.92)

Cash and cash equivalents as at September 30/March 31, (closing balance)	18,350.00	12,743.22	21,559.80

Non-cash transactions:
Liability towards property, plant and equipment and intangible asests purchased on credit/deferred credit	6,398.71	6,112.86	7,286.32
Increase/(decrease) in liabilities arising from financing activities on account of non-cash transactions:
Exchange differences	304.45	3,525.21	1,120.15
Amortisation of prepaid discounting charges	(60.28)	77.71	158.19

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others will consist of IT services and machine tools and factory automation solutions.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

The reportable segment information for the corresponding previous preiods reported have been changed to make them comparable.

						(₹ in crores)
		Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30		March 31,
	Particulars	2019		2018	2019	2018	2019
		Unaudited					Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	8,712.65	11,079.42	15,056.93	19,792.07	28,926.10	58,137.10
	(b) Passenger Vehicle	2,056.22	3,188.35	3,406.98	5,244.57	6,805.33	14,469.80
	(c) Corporate/Unallocable	28.16	46.44	37.85	74.60	60.60	110.60
	- Vehicle Financing	1,118.32	1,059.97	947.06	2,178.29	1,680.15	3,700.18
	- Jaguar and Land Rover	53,065.86	45,660.98	51,951.28	98,726.84	100,084.40	223,513.58
	Less: Intra segment eliminations	—	—	(35.60)	—	(52.88)	(275.65)

	-Total	64,981.21	61,035.16	71,364.50	126,016.37	137,503.70	299,655.61
II.	Others	761.84	760.67	945.95	1,522.51	1,816.50	3,626.07

	Total Segment Revenue	65,743.05	61,795.83	72,310.45	127,538.88	139,320.20	303,281.68
	Less: Inter segment revenue	(311.10)	(328.84)	(329.37)	(639.94)	(720.07)	(1,343.28)

	Revenue from Operations	65,431.95	61,466.99	71,981.08	126,898.94	138,600.13	301,938.40

B.	Segment results before other income (excluding Government Grants), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	48.91	455.76	1,193.49	504.67	2,250.69	4,116.16
	(b) Passenger Vehicle	(940.53)	(317.57)	(291.02)	(1,258.10)	(632.14)	(1,387.79)
	(c) Corporate/Unallocable	(93.01)	(68.34)	(88.63)	(161.35)	(145.87)	(362.97)
	- Vehicle Financing (net off finance costs pertaining to borrowings source by the segment)	(71.83)	(105.62)	32.50	(177.45)	(81.02)	(313.81)
	- Jaguar and Land Rover	2,512.74	(2,390.61)	(396.42)	122.13	(2,049.31)	(1,278.47)
	Less: Intra segment eliminations	—	—	—	—	—	—

	-Total	1,456.28	(2,426.38)	449.92	(970.10)	(657.65)	773.12
II.	Others	97.34	86.03	182.25	183.37	321.03	505.44

	Total Segment results	1,553.62	(2,340.35)	632.17	(786.73)	(336.62)	1,278.56
	Less: Inter segment eliminations	(13.72)	(37.37)	(38.95)	(51.09)	(72.19)	(120.18)

	Net Segment results	1,539.90	(2,377.72)	593.22	(837.82)	(408.81)	1,158.38
	Add/(Less) : Other income (excluding Govt. Grants)	198.73	292.09	240.33	490.82	465.10	1,170.89
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,040.51)	(906.20)	(626.83)	(1,946.71)	(1,426.54)	(3,142.95)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(115.98)	(137.53)	(499.87)	(253.51)	(1,507.13)	(905.91)
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	151.31	—	(437.08)	151.31	(437.08)	(556.53)
	(b) Passenger Vehicle	(17.08)	(0.05)	(93.21)	(17.13)	(93.21)	(118.04)
	(c) Corporate/Unallocable	(8.75)	(0.09)	—	(8.84)	—	376.07
	- Total Tata and other brands vehicles	—	—	—	—	—	—
	- Jaguar and Land Rover	(86.39)	(108.68)	—	(195.07)	—	(29,353.06)

	Total Profit before tax	621.23	(3,238.18)	(823.44)	(2,616.95)	(3,407.67)	(31,371.15)

			As at June 30,		As at September 30,	As at September 30,	As at March 31,
			2019		2019	2018	2019
			Unaudited		Unaudited		Audited
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle		29,142.10		27,904.83	28,282.04	26,927.43
	(b) Passenger Vehicle		19,206.61		18,329.87	14,815.75	19,446.38
	(c) Corporate/Unallocable		2,950.31		2,388.10	7,337.26	1,648.49
	- Tata and other brands vehicles—Assets held for sale		168.40		176.80	255.40	162.24
	- Vehicle Financing		36,987.43		35,641.42	32,501.54	38,261.58
	- Jaguar and Land Rover		170,511.60		178,574.46	215,777.34	170,433.61
	Less: Intra segment eliminations		—		—	(610.33)	—

	-Total		258,966.45		263,015.48	298,359.00	256,879.73
II.	(a) Others		2,242.55		2,241.13	26.73	2,003.74
	(b) Assets classified as held for sale		—		—	3,046.57	—

	Total Segment Assets		261,209.00		265,256.61	301,432.30	258,883.47
	Less: Inter segment eliminations		(1,408.84)		(1,404.13)	(1,244.00)	(1,225.25)

	Net Segment Assets		259,800.16		263,852.48	300,188.30	257,658.22
	Investment in equity accounted investees
	- Tata and other brands vehicles
	(a) Corporate/Unallocable		422.20		417.50	426.72	422.54
	- Vehicle Financing		2.66		1.94	5.91	2.67
	- Jaguar and Land Rover		3,963.91		3,562.22	4,640.74	4,318.17
	- Others*		594.72		582.16	544.57	591.50
	Add : Unallocable assets		36,040.26		31,811.50	30,562.06	44,201.43

	Total Assets		300,823.91		300,227.80	336,368.30	307,194.53

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle		15,216.56		12,736.97	16,441.10	15,937.65
	(b) Passenger Vehicle		3,324.03		3,101.90	2,838.30	3,687.73
	(c) Corporate/Unallocable		1,424.67		1,216.19	1,200.54	1,752.13
	- Vehicle Financing		649.38		730.60	613.94	711.43
	- Jaguar and Land Rover		105,593.87		106,486.08	100,170.85	107,296.26
	Less: Intra segment eliminations		—		—	(533.03)	(337.65)

	-Total		126,208.51		124,271.74	120,731.70	129,047.55
II.	(a) Others		764.84		731.59	82.37	529.07
	(b) Liabilities directly associated with assets classified as held-for-sale		—		—	1,220.28	—

	Total Segment Liabilities		126,973.35		125,003.33	122,034.35	129,576.62
	Less: Inter segment eliminations		(335.05)		(360.31)	(330.44)	(252.06)

	Net Segment Liabilities		126,638.30		124,643.02	121,703.91	129,324.56
	Add : Unallocable liabilities		118,872.87		122,708.61	119,025.27	117,167.35

	Total Liabilities		245,511.17		247,351.63	240,729.18	246,491.91

*	Held for sale as at March 31, 2019

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on October 25, 2019.
2)

The Company has adopted Ind AS 116 with modified retrospective approach, with effect from April 1, 2019. Accordingly, the comparative periods have not been restated. The cumulative effect of initial application of the standard of ₹ 196.14 crores has been recognised as an adjustment to the opening balance of retained earnings as at April 1, 2019. The Company has recognized ₹ 5,583.62 crores as right to use assets and lease liability of ₹ 5,779.76 crores as on the date of transition i.e. April 1, 2019. Further, an amount of ₹ 1,035.97 crores has been reclassified from non-current/current assets to right to use assets for prepaid operating lease rentals. In the statement of profit and loss account for the quarter and six months ended September 30, 2019 the nature of expenses in respect of operating leases has changed from lease rent in previous period to depreciation for the right to use asset and finance cost for interest accrued on lease liability. In respect of leases that were classified as finance lease, applying Ind AS 17, an amount of ₹ 415.43 crores has been reclassified from property, plant and equipment to right to use assets. The Company has identified certain additional arrangements as leases as per Ind AS 116, during quarter ended September 30, 2019. There is no material impact on profit/(loss) after tax and earnings per share for the quarter and six months ended September 30, 2019, on adoption of Ind AS 116.

3)

Given the delay in completing the sale, the Company has reassessed the position on “Held for Sale” for the investment in associate Tata Hitachi Construction Machinery Company Private Ltd. Accordingly, the Company concluded that the investment no longer meet the criteria of “Held for Sale” as per Ind AS 105. The investments in Tata Hitachi Construction Machinery Company Private Ltd is transferred from current to non-current investments.

4)

Subsequent to the quarter ended September 30, 2019, Jaguar Land Rover completed and drew down in full a £625 million ( ₹ 5,456.33 crores) five-year amortising loan facility backed by a £500 million ( ₹ 4,365.07 crores) guarantee from UK Export Finance (UKEF). In addition, Jaguar Land Rover has raised a new £100 million (₹ 873.01 crores) working capital facility for fleet buybacks.

5)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter and six months ended September 30, 2019.

    Tata Motors Limited

Guenter Butschek

Mumbai, October 25, 2019	CEO & Managing Director

News Release – 5	October 25, 2019

Auditors Report (Standalone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying standalone quarterly financial results of Tata Motors Limited (“the Company”) for the quarter ended 30 September 2019 and the year to date results for the period from 01 April 2019 to 30 September 2019, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the report of the other auditor on separate financial statements/ financial information of one joint operation, these standalone financial results:

i.	are presented in accordance with the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations in this regard; and

ii.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable accounting standards and other accounting principles generally accepted in India of the net loss and other comprehensive income and other financial information for the quarter ended 30 September 2019 as well as the year to date results for the period from 01 April 2019 to 30 September 2019.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us along with the consideration of the audit report of the other auditor referred to in “Other Matter” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the standalone financial results.

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

These quarterly financial results as well as the year to date standalone financial results have been prepared on the basis of the interim financial statements which includes two joint operations consolidated on a proportionate basis. The Company’s Management and Board of Directors are responsible for the preparation of these financial results that give a true and fair view of the net profit/loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, ‘Interim Financial Reporting’ prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the Company and its joint operations are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and its joint operations and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the standalone financial results by the Management and the Directors of the Company, as aforesaid.

In preparing the standalone financial results, the Management and the respective Board of Directors of the Company and its joint operations are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the Company and its joint operations is also responsible for overseeing the financial reporting process of each company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the standalone financial results made by the Management and Board of Directors.

•

Conclude on the appropriateness of the Management and Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company (including its joint operations) to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results / financial information of such entities or business activities within the Company and its joint operations to express an opinion on the standalone financial results, of which we are the independent auditors. We are responsible for the direction, supervision and performance of the audit of financial information of such entities. For the other entities included in the standalone financial results, which have been audited by other auditor, such other auditor remains responsible for the direction, supervision and performance of the audit carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in section titled ‘Other Matter’ in this audit report.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Other Matters

The standalone financial results include the audited financial results of one joint operation, whose interim financial statements/financial results/ financial information reflect Company’s share of total assets of Rs. 2,993.76 Crores as at 30 September 2019, Company’s share of total revenue of Rs. 251.47 Crores and Rs. 661.53 Crores and Company’s share of total net profit after tax of Rs. 17.33 Crores and Rs. 62.74 Crores for the quarter ended 30 September 2019 and for the period from 01 April 2019 to 30 September 2019 respectively, as considered in the standalone financial results, which have been audited by other auditor. The independent auditors’ report on interim financial statements/financial results/financial information of this entity has been furnished to us and our opinion on the standalone financial results, in so far as it relates to the amounts and disclosures included in respect of this entity, is based solely on the report of such auditor.

Our opinion on the Statement is not modified in respect of the above matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Vijay Mathur
Partner
Place: Mumbai	Membership No.: 046476
Date: 25 October 2019	UDIN – 19046476AAAADG4734

News Release – 6	October 25, 2019

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

								(₹ in crores)
STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2019
		Quarter ended				Six months ended		Year ended March 31, 2019
	Particulars	September 30, 2019		June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
I.	Revenue from operations	Audited
	(a) Revenue		9,913.33	13,250.19	17,644.13	23,163.52	34,236.46	68,764.88
	(b) Other operating revenue		87.15	101.72	114.56	188.87	197.22	437.88
	Total revenue from operations (a)+(b)		10,000.48	13,351.91	17,758.69	23,352.39	34,433.68	69,202.76
II.	Other Income (includes Government incentives) (refer note 2)		361.42	401.20	343.87	762.62	1,865.46	2,554.66
III.	Total Income (I+II)		10,361.90	13,753.11	18,102.56	24,115.01	36,299.14	71,757.42
IV.	Expenses
	(a) Cost of materials consumed		5,530.68	9,401.53	11,427.74	14,932.21	23,010.29	43,748.77
	(b) Purchases of products for sale		1,304.17	1,651.46	1,601.86	2,955.63	3,186.26	6,722.32
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		644.83	(1,458.96)	(119.60)	(814.13)	(1,210.28)	144.69
	(d) Employee benefits expense		1,067.09	1,149.34	1,045.40	2,216.43	2,078.32	4,273.10
	(e) Finance costs		497.92	439.49	443.12	937.41	936.35	1,793.57
	(f) Foreign exchange (gain)/loss (net)		69.18	(37.15)	301.23	32.03	496.30	215.22
	(g) Depreciation and amortisation expense		760.65	777.05	754.05	1,537.70	1,459.20	3,098.64
	(h) Product development/Engineering expenses		207.01	120.06	103.12	327.07	208.62	571.76
	(i) Other expenses		1,928.47	2,051.94	2,548.51	3,980.41	4,959.20	9,680.46
	(j) Amount transferred to capital and other accounts		(306.44)	(301.91)	(246.43)	(608.35)	(532.83)	(1,093.11)
	Total expenses (IV)		11,703.56	13,792.85	17,859.00	25,496.41	34,591.43	69,155.42
V.	Profit/(loss) before exceptional items and tax (III-IV)		(1,341.66)	(39.74)	243.56	(1,381.40)	1,707.71	2,602.00
VI.	Exceptional Items
	(a) Employee separation cost		0.19	0.14	—	0.33	—	4.23
	(b) Write off/(reversal) of impairment of capital work-in-progress and intangibles under development (net)		(83.11)	—	93.21	(83.11)	93.21	180.66
	(c) Provision for loan given/investment in a subsidiary company/joint venture		11.25	7.79	—	19.04	—	241.86
	(d) Profit on sale of investment in a subsidiary company		—	—	—	—	—	(332.95)
	(e) Others		—	—	—	—	—	109.27
VII.	Profit/(loss) before tax (V-VI)		(1,269.99)	(47.67)	150.35	(1,317.66)	1,614.50	2,398.93
VIII.	Tax expense (net)
	(a) Currrent tax		(2.42)	19.21	22.93	16.79	280.20	294.66
	(b) Deferred tax		14.40	30.22	18.28	44.62	37.51	83.67
	Total tax expense		11.98	49.43	41.21	61.41	317.71	378.33
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)		(1,281.97)	(97.10)	109.14	(1,379.07)	1,296.79	2,020.60
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit and loss		(28.00)	(28.22)	54.59	(56.22)	52.11	(11.71)
	(ii) Income tax credit relating to items that will not be reclassified to profit and loss		(7.32)	5.70	0.59	(1.62)	0.96	18.07
	(B) (i) Items that will be reclassified to profit and loss - losses in cash flow hedges		(54.81)	(42.77)	(20.61)	(97.58)	(56.94)	(45.72)
	(ii) Income tax credit relating to items that will be reclassified to profit and loss		19.16	14.94	7.20	34.10	19.84	15.92
	Total other comprehensive income/(loss)		(70.97)	(50.35)	41.77	(121.32)	15.97	(23.43)
XI.	Total comprehensive income/(loss) for the period (IX+X)		(1,352.94)	(147.45)	150.91	(1,500.39)	1,312.76	1,997.17
XII.	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.22	679.22	679.22	679.22
XIII.	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)							21,483.30
XIV.	Earnings per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(3.78)	(0.29)	0.31	(4.06)	3.80	5.94
	(ii) Diluted EPS	₹	(3.78)	(0.29)	0.31	(4.06)	3.80	5.94
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(3.78)	(0.29)	0.41	(4.06)	3.90	6.04
	(ii) Diluted EPS	₹	(3.78)	(0.29)	0.41	(4.06)	3.90	6.04
			Not annualised

Statement of Standalone Assets and Liabilities

			(₹ in crores)
		As at September 30, 2019	As at March 31, 2019

		Audited
I.	ASSETS
	(1) Non-current assets
	(a) Property, plant and equipment	18,322.38	18,316.61
	(b) Capital work-in-progress	2,258.54	2,146.96
	(c) Right to use assets	606.90	—
	(d) Goodwill	99.09	99.09
	(e) Other intangible assets	3,847.74	3,871.13
	(f) Intangible assets under development	4,611.50	4,139.63
	(g) Investments in subsidiaries, joint ventures and associates	15,493.12	14,770.81
	(h) Financial assets
	(i) Investments	644.39	663.38
	(ii) Loans and advances	137.29	143.13
	(iii) Other financial assets	1,066.73	994.39
	(i) Non-current tax assets (net)	701.40	715.30
	(j) Other non-current assets	1,525.71	1,819.90

		49,314.79	47,680.33

	(2) Current assets
	(a) Inventories	5,285.15	4,662.00
	(b) Investments in subsidiaries and associates (held for sale)	—	257.81
	(c) Financial assets
	(i) Investments	690.57	1,175.37
	(ii) Trade receivables	3,283.98	3,250.64
	(iii) Cash and cash equivalents	898.68	487.40
	(iv) Bank balances other than (iii) above	739.87	819.21
	(v) Loans and advances	149.48	200.08
	(vi) Other financial assets	1,713.80	1,279.68
	(d) Assets classified as held-for-sale	176.80	162.24
	(e) Other current assets	1,179.56	934.87

		14,117.89	13,229.30

	TOTAL ASSETS	63,432.68	60,909.63

II.	EQUITY AND LIABILITIES
	Equity
	(a) Equity share capital	679.22	679.22
	(b) Other equity	19,988.20	21,483.30

		20,667.42	22,162.52

	Liabilities
	(1) Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings and lease liabilities	13,113.90	13,919.81
	(ii) Other financial liabilities	422.48	180.80
	(b) Provisions	1,262.94	1,281.59
	(c) Deferred tax liabilities (net)	218.13	205.86
	(d) Other non-current liabilities	265.32	218.24

		15,282.77	15,806.30

	(2) Current liabilities
	(a) Financial liabilities
	(i) Borrowings	10,251.59	3,617.72
	(ii) Trade payables
	(a) Total outstanding dues of micro and small enterprises	103.76	126.96
	(b) Total outstanding dues of creditors other than micro and small enterprises	7,735.11	10,281.87
	(iii) Acceptances	2,122.72	3,093.28
	(iv) Other financial liabilities	4,721.14	2,237.98
	(b) Provisions	1,016.71	1,148.69
	(c) Current tax liabilities (net)	37.92	78.30
	(d) Other current liabilities	1,493.54	2,356.01

		27,482.49	22,940.81

	TOTAL EQUITY AND LIABILITIES	63,432.68	60,909.63

Statement of Standalone Cash Flows

				(₹ in crores)
		Six months ended		Year ended
		September 30, 2019	September 30, 2018	March 31, 2019
		Audited
I	Cash flows from operating activities:
	Profit/(loss) for the period	(1,379.07)	1,296.79	2,020.60
	Adjustments for:
	Depreciation and amortisation expense	1,537.70	1,459.20	3,098.64
	Allowances/(reversal) for trade and other receivables	(7.78)	113.72	170.90
	Inventory write down	67.55	2.66	42.13
	Loss on sale of assets (net) (including assets scrapped / written off)	228.71	131.26	223.94
	Write off/(reversal) of impairment of capital work-in-progress and intangibles under development (net)	(83.11)	93.21	180.66
	Provision for impairment of investments in subsidiary companies	19.04	—	241.86
	Profit on sale of investment in a subsidiary company	—	—	(332.95)
	Exceptional item- others	—	—	109.27
	Profit on sale of investments at FVTPL (net)	(14.15)	(41.75)	(69.27)
	Gain on fair value of below market interest loans	—	—	(13.37)
	(Gain)/loss on marked-to-market on investments measured at Fair value through profit and loss	0.01	(13.07)	(1.90)
	Share-based payments	5.29	0.97	8.44
	Tax expense	61.41	317.71	378.33
	Finance costs	937.41	936.35	1,793.57
	Interest income	(267.63)	(128.45)	(335.87)
	Dividend income	(205.37)	(1,348.62)	(1,526.25)
	Foreign exchange (gain)/loss (net)	(390.39)	506.77	178.26

		1,888.69	2,029.96	4,146.39

	Cash flows from operating activities before changes in following assets and liabilities	509.62	3,326.75	6,166.99
	Trade receivables	(64.65)	(399.96)	164.50
	Loans and advances and other financial assets	24.89	(103.62)	(276.11)
	Other current and non-current assets	(84.07)	(222.86)	204.77
	Inventories	(690.70)	(1,416.76)	966.00
	Trade payables and acceptances	(3,540.37)	(759.92)	(725.29)
	Other current and non-current liabilities	(924.54)	(231.96)	323.95
	Other financial liabilities	441.98	(470.36)	(892.00)
	Provisions	(153.91)	376.04	542.04

	Cash from/(used in) operations	(4,481.75)	97.35	6,474.85
	Income taxes paid (net)	(43.28)	(5.45)	(182.22)

	Net cash generated from/(used in) operating activities	(4,525.03)	91.90	6,292.63

II	Cash flows from investing activities:
	Payments for property, plant and equipments	(969.41)	(1,195.82)	(2,790.45)
	Payments for other intangible assets	(866.94)	(714.17)	(1,993.03)
	Proceeds from sale of property, plant and equipments	16.23	15.85	30.25
	Investments in Mutual Fund purchased/(sold) (net)	197.41	(764.44)	413.74
	Investments in subsidiary companies	(467.00)	—	(837.98)
	Purchase of business from a subsidiary company	—	—	(0.10)
	Proceeds from sale of other investments	—	5.18	5.18
	Loans to subsidiary companies	(7.79)	(0.50)	(0.50)
	Sale of Investment in a subsidiary company	—	—	532.96
	Loan given to joint ventures	—	(3.75)	(3.75)
	Deposits with financial institution	(250.00)	—	(500.00)
	Realisation of deposits with financial institution	250.00	—	—
	Increase in short term inter corporate deposit	(3.00)	—	(2.00)
	Deposits/restricted deposits with banks	(447.14)	(929.83)	(827.72)
	Realisation of deposits/restricted deposits with banks	526.50	1,019.01	257.08
	Interest received	269.05	127.21	327.16
	Dividend received	204.47	1,390.99	1,568.61

	Net cash used in investing activities	(1,547.62)	(1,050.27)	(3,820.55)

III	Cash flows from financing activities
	Proceeds from long-term borrowings	1,500.00	2,602.13	3,119.71
	Repayment of long-term borrowings	(574.26)	(3,038.39)	(3,823.69)
	Proceeds from derivatives of long term borrowings	143.71	—	—
	Proceeds from short-term borrowings	5,904.59	2,922.31	6,274.19
	Repayment of short-term borrowings	(2,987.47)	(2,422.21)	(5,153.61)
	Net change in other short-term borrowings (with maturity up to three months)	3,654.56	1,874.76	(588.97)
	Repayment towards right to use assets (including interest)	(94.72)	—	—
	Dividend paid (including dividend distribution tax)	(0.07)	—	(2.63)
	Interest paid [including discounting charges paid, ₹204.79 crores (September 30, 2018 ₹235.01 crores) and on March 31, 2019 ₹449.04 crores]	(1,080.24)	(1,169.04)	(2,354.70)

	Net cash from/(used in) financing activities	6,466.10	769.56	(2,529.70)

	Net increase/(decrease) in cash and cash equivalents	393.45	(188.81)	(57.62)
	Cash and cash equivalents at the beginning of the period	487.40	546.82	546.82
	Effect of foreign exchange on cash and cash equivalents	17.83	3.97	(1.80)

	Cash and cash equivalents at the end of the period/year	898.68	361.98	487.40

	Non-cash transactions:
	Liability towards property, plant and equipment and other intangible assets purchased on credit/deferred credit	490.76	360.90	438.19
	Increase / (decrease) in liabilities arising from financing activities on account of non-cash transactions :
	Exchange differences	140.28	625.84	341.51
	Amortisation / effective interest rate adjustments of borrowings	49.13	26.28	3.21

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company’s products mainly include commercial vehicles and passenger vehicles. Accordingly, the Company has Commercial Vehicles and Passenger Vehicles as two reportable segments. The segment information is provided to and reviewed by Chief Operating Decision Maker (CODM)

The reportable segment information for the corresponding previous periods reported has been changed to make them comparable.

							(₹ in crores)
	Particulars	Quarter ended			Six months ended		Year ended March 31, 2019
		September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
		Audited
A.	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	7,785.81	10,209.68	13,939.32	17,995.49	26,831.66	54,036.54
II.	Passenger Vehicles	2,186.51	3,095.79	3,779.25	5,282.30	7,539.15	15,052.30
III.	Corporate/Unallocable	28.16	46.44	40.12	74.60	62.87	113.92

	Total Segment Revenue	10,000.48	13,351.91	17,758.69	23,352.39	34,433.68	69,202.76
	Less: Inter segment revenue	—	—	—	—	—	—

	Revenue from operations	10,000.48	13,351.91	17,758.69	23,352.39	34,433.68	69,202.76

B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Commercial Vehicles	(64.16)	481.97	1,181.81	417.81	2,328.17	4,423.50
II.	Passenger Vehicles	(846.57)	(310.46)	(256.83)	(1,157.03)	(586.85)	(1,396.08)
III.	Corporate/Unallocable	(87.89)	(71.99)	(75.49)	(159.88)	(132.85)	(349.92)

	Total Segment results	(998.62)	99.52	849.49	(899.10)	1,608.47	2,677.50
	Less: Inter segment eliminations	—	—	—	—	—	—

	Net Segment results	(998.62)	99.52	849.49	(899.10)	1,608.47	2,677.50
	Add/(Less) : Other income (excluding Government incentives)	224.06	263.08	138.42	487.14	1,531.89	1,933.29
	Add/(Less) : Finance costs	(497.92)	(439.49)	(443.12)	(937.41)	(936.35)	(1,793.57)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(69.18)	37.15	(301.23)	(32.03)	(496.30)	(215.22)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	100.00	—	—	100.00	—	(175.51)
	-Passenger Vehicles	(17.08)	(0.05)	(93.21)	(17.13)	(93.21)	(118.04)
	Corporate/Unallocable	(11.25)	(7.88)	—	(19.13)	—	90.48

	Total Profit/(Loss) before tax	(1,269.99)	(47.67)	150.35	(1,317.66)	1,614.50	2,398.93

			As at June 30, 2019		As at September 30,		As at March 31, 2019
					2019	2018
			Audited		Audited
C.	Segment Assets
I.	Commercial Vehicles		24,588.44		23,650.30	24,586.83	22,247.03
II.	Passenger Vehicles		18,526.65		17,839.47	17,250.99	17,650.27
III.	Corporate/Unallocable		21,040.91		21,766.11	20,242.68	20,850.09

	-Total		64,156.00		63,255.88	62,080.50	60,747.39
IV.	Assets classified as held for sale		168.40		176.80	255.40	162.24

	Total Assets		64,324.40		63,432.68	62,335.90	60,909.63

D.	Segment Liabilities
I.	Commercial Vehicles		13,559.04		11,543.20	14,979.38	14,327.47
II.	Passenger Vehicles		3,077.57		2,862.70	3,536.31	3,477.23
III.	Corporate/Unallocable		25,668.60		28,359.36	22,335.50	20,942.41

	Total Liabilities		42,305.21		42,765.26	40,851.19	38,747.11

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on October 25, 2019.

2)	Other income includes:

						(₹ in crores)
Particulars	Quarter ended			Six months ended		Year ended March 31, 2019
	September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Dividend from subsidiaries	65.05	106.05	15.15	171.10	1,325.19	1,500.37

3)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

							(₹ in crores)
Particulars		Quarter ended			Six months ended		Year ended March 31, 2019
		September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
1	Revenue from operations	9,741.58	12,980.18	17,280.85	22,721.76	33,555.87	67,611.07
2	Profit/(loss) before tax	(1,273.43)	(128.49)	85.80	(1,401.92)	1,490.60	2,128.78
3	Profit/(loss) after tax	(1,285.62)	(148.16)	77.94	(1,433.78)	1,229.43	1,903.94

4)

The listed Non-Convertible Debentures of Tata Motors Limited on standalone basis aggregating to ₹ 200 crores as at September 30, 2019 are secured by way of charge on certain assets and properties of the Company; both movable and immovable (excluding stock and book debts) and the asset cover thereof exceeds hundred percent of the principal amount of the said debenture.

5)

Pursuant to Non-Convertible Debentures of Tata Motors Limited being listed, below are the details of Tata Motors Limited on a standalone basis excluding interest in Joint Operations pursuant to Regulation 52(4) of the listing regulations:

Particulars			Six months ended		Year ended March 31, 2019
			September 30, 2019	September 30, 2018
Debt service coverage ratio (no. of times) [refer note (a)]			(0.81)	0.59	0.67
Interest service coverage ratio (no. of times) [refer note (b)]			(1.58)	3.62	2.95
Debt Equity ratio [refer note (c)]			1.27	0.97	0.83
Net Worth [refer note (d)]		(₹ in crores)	20,011.00	20,928.93	21,558.50
Capital Redemption Reserve		(₹ in crores)	2.28	2.28	2.28
Debenture Redemption Reserve		(₹ in crores)	1,085.94	1,085.94	1,085.94
Earnings per share (EPS)
A.	Ordinary shares (face value of ₹2 each)
(a)	Basic EPS	(₹)	(4.22)	3.61	5.59
(b)	Diluted EPS	(₹)	(4.22)	3.61	5.59
B.	‘A’ Ordinary shares (face value of ₹2 each)
(a)	Basic EPS	(₹)	(4.22)	3.71	5.69
(b)	Diluted EPS	(₹)	(4.22)	3.71	5.69
			Not annualised

Formulae for calculation of ratios are as follows:

(a)	Debt service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loans during the period)
(b)

Interest service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/Interest on Long term Loans. For the purpose of calculation in (a) and (b) above, loans having original maturity of more than 360 days are considered as Long term Loans.

(c)	Debt Equity Ratio = Total Debt/Equity
(d)	Net Worth = Equity share capital + Other equity

6)

The Company has adopted Ind AS 116 with modified retrospective approach, with effect from April 1, 2019. Accordingly, the comparative periods have not been restated. There is no impact of Ind AS 116 adoption to the retained earnings as at April 1, 2019. The Company has recognized ₹ 489.37 crores as right to use assets and the corresponding lease liability on the date of transition i.e. April 1, 2019. Further, an amount of ₹ 124.31 crores has been reclassified from non-current/current assets to right to use assets for prepaid operating lease rentals. In the results for the quarter and six months ended September 30, 2019, the nature of expenses in respect of operating leases has changed from lease rent in previous period to depreciation for the right to use asset and finance cost for interest accrued on lease liability. In respect of leases that were classified as finance lease, applying Ind AS 17, an amount of ₹ 260.20 crores has been reclassified from property, plant and equipment to right to use assets. There is no material impact on profit/(loss) after tax and earnings per share for the quarter and six months ended September 30, 2019, on adoption of Ind AS 116

7)	The Statutory Auditors have carried an audit of the above results for the quarter and six months ended September 30, 2019 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Mumbai, October 25, 2019	CEO and Managing Director

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.